FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of November 2009

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Issues 16th Series of Unsecured Straight Bonds
2.	Nomura Finalizes Number of Stock Options

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: November 25, 2009	By:	/s/ Shinichiro Watanabe
Shinichiro Watanabe
Senior Corporate Managing Director

Nomura Issues 16th Series of Unsecured Straight Bonds

Tokyo, November 25, 2009—Nomura Holdings, Inc. today announced that it has determined the terms of its 16th series of unsecured straight bonds to be issued to retail investors in Japan. Terms of the issue are as outlined below.

16th Series of Nomura Holdings, Inc. Straight Bonds

1.	Amount of Issue	20 billion yen
2.	Denomination of each Bond	1 million yen
3.	Issue Price	100 yen per face value of 100 yen
4.	Interest Rate	1.00% per annum
5.	Offering Period	From November 26, 2009 to December 3, 2009
6.	Payment Date	December 4, 2009
7.	Interest Payment Dates	June 4 and December 4 each year
8.	Maturity Date	December 4, 2012
9.	Redemption Price	100% of the principal amount
10.	Security or Guarantee	The Bonds are not secured by any pledge, mortgage or other charge on any assets or revenues of the Company or of others, nor are they guaranteed. There are no assets reserved as security for the Bonds.
11.	Place for Application	Head office and branch offices of
Nomura Securities Co., Ltd.
12.	Book-entry Transfer Institution	Japan Securities Depository Center, Inc.
13.	Bond Administrator	Resona Bank, Ltd.
Sumitomo Mitsui Banking Corporation
14.	Rating	The Bonds have been given a rating of “A+” from Rating and Investment Information, Inc. and “AA-” from Japan Credit Rating Agency, Ltd.

Ends

For further information please contact:

Name	Company	Telephone
Toru Namikawa	Nomura Holdings, Inc.	81-3-3278-0591

Kathy Lindsay	Group Corporate Communications Dept.

Notes to editors:

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs about 26,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through five business divisions: retail, global markets, investment banking, merchant banking, and asset management. For further information about Nomura, please visit www.nomura.com.

The purpose of this press release is to make a general public announcement concerning the issuance of the 16th series of unsecured straight bonds outside the United States. It has not been prepared for the purpose of an offer of, or solicitation of an offer to buy or subscribe for, securities of Nomura Holdings, Inc. The above-referenced securities will not be or have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements thereunder.

Nomura Finalizes Number of Stock Options

Tokyo, November 25, 2009—Nomura Holdings, Inc. (the “Company”) today announced that it has finalized the total number of stock acquisition rights to be issued as stock options and the number of grantees based on a resolution of its Executive Management Board1 held on November 6, 2009, as outlined below.

Stock Acquisition Rights No. 33
1. Total Number of Stock Acquisition Rights to be Issued	6,013
2. Grantees	Total of 9 employees of overseas subsidiaries of the Company
3. Shares of Common Stock Under Stock Acquisition Rights	601,300 shares

Reference Dates

1.	Resolution by Board of Directors for submission of the proposal to the Annual Meeting of Shareholders was made on May 15, 2009.

2.	Resolution of the Annual Meeting of Shareholders was made on June 25, 2009

Ends

For further information please contact:

Name	Company	Telephone
Toru Namikawa	Nomura Holdings, Inc.	81-3-3278-0591

Kathy Lindsay	Group Corporate Communications Dept.

Notes to editors:

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs about 26,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through five business divisions: retail, global markets, investment banking, merchant banking, and asset management. For further information about Nomura, please visit www.nomura.com.

[1]

The Executive Management Board consists of the CEO, COO, Business Division CEOs and any other executive officers nominated by the CEO, and via Board of Directors resolutions decides important business matters including the issuance of stock acquisition rights.